Exhibit 12.2

PBF ENERGY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the  periods presented (amounts in thousands).

	Six Months Ended June 30, 2015		Year Ended December 31,
			2014		2013		2012		2011		2010
Earnings:
Income from continuing operations	$446,852		$51,350		$239,033		$805,312		$242,671		$(44,357)
add:
Fixed Charges	68,792		133,168		117,706		122,535		75,252		1,777

Adjusted Earnings	$515,644		$184,518		$356,739		$927,847		$317,923		$(42,580)

Fixed Charges:
Interest Expense (includes capitalized interest)	48,120		100,361		93,607		105,710		75,458		1,354
Amortization of debt discount and expense	4,022		7,828		6,479		9,806		3,174		67
Estimate of interest within rental expense	17,648		32,496		23,292		13,716		9,647		356

Fixed Charges	$69,790		$140,685		$123,378		$129,232		$88,279		$1,777

Ratio of Earnings to Fixed Charges (a)	7.4	x	1.3	x	2.9	x	7.2	x	3.6	x	—
Coverage deficiency (b)	—		—		—		—		—		$42,580

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.
(b)	The earnings for the year ended December 31, 2010 was inadequate to cover fixed charges.